June 6, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Michael A. Sumsky, Chief Financial Officer
Diamond Triumph Auto Glass, Inc.
220 Division Street
Kingston, Pennsylvania 18704

RE:	Diamond Triumph Auto Glass, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 333-33572

Dear Mr. Sumsky:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.




Form 10-K For the Fiscal Year Ended October 29, 2004

Item 1- Business

Overview, page 1

1. We note your disclosure regarding "branch operating profit" of approximately $104,000 per location in 2004. Please discontinue the presentation of this non-GAAP measure. See FR-65 for guidance.

Item 7- Management`s Discussion and Analysis

Liquidity and Capital Resources, page 21

2. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. In this regard, we note that substantially all of your indebtedness comes due on April 1, 2008. Therefore, you should discuss the consequences to your business if (for whatever reason) you fail to repay or refinance the Notes prior to their maturity on April
1, 2008.  See Instruction #5 to Item 303(a) of Regulation S-K.

3. Based on the disclosure in Item 2 of your filing, it appears that all of your properties are leased. If true, we suggest that your discussion of liquidity and capital resources state that none of your properties are owned and, as a result, they do not represent a potential source of liquidity (through sale or sale/leaseback transactions). See Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-
K.

4. Please add a general discussion of your credit facility, with a description of any limitations on borrowings. Based on the disclosure in Note 5 to your financial statements, it appears that your available borrowings are substantially less than the maximum amount of $25 million. Please specifically disclose the amount available in light of your restrictive covenants and the amount of your outstanding letters of credit.

Contractual Obligations and Commercial Commitments, page 24

5. We believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-
72 for guidance.

Item 8-  Financial Statements

Consolidated Balance Sheets, page F-5

6. In Note 6 to your financial statements, you state that, with respect to your preferred stock, the mandatory redemption clause has been eliminated. However, on the face of your balance sheet, you still refer to your preferred stock as redeemable. Please explain supplementally and/or revise your disclosure, as appropriate.

Consolidated Statements of Operations, page F-6

7. We note from the description of your revenue recognition policy in
Note 2 to your financial statements that installation and related services are integral to the generation of revenues. Accordingly, the associated costs of these services should be deducted before presenting any measure of profitability (such as gross profit). Since your cost of sales appears to represent the cost of glass but not the cost of installation, we believe you should discontinue the presentation of gross profit and include cost of sales in your operating expenses. Similarly revise the discussion of your results of operations in MD&A and, in your quarterly financial data on page
16, substitute income from operations for gross profit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

**********

You may contact Juan Migone at (202) 551-3312 or the undersigned at
(202) 551-3211 with any other questions.


								Sincerely,


								David R. Humphrey
      Branch Chief- Accountant

Via facsimile:  Michael A. Sumsky
		(570) 288-2456
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Michael A. Sumsky
Diamond Triumph Auto Glass, Inc.
June 6, 2005
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